UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 11, 2026, Belite Bio, Inc issued a press release entitled “Belite Bio Announces U.S. Food and Drug Administration Acceptance and Priority Review of New Drug Application for Tinlarebant for the Treatment of Stargardt Disease Type 1”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Report on Form 6-K shall be deemed to be incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933, and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit 99.1 — Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: August 11, 2026